

September 9, 2010

Via U.S. Mail

Baowen Ren
Chairman and Chief Executive Officer
Sino Clean Energy, Inc.
c/o Laughlin & Associates, Inc.
2533 N. Carson Street
Carson City, NV 89706

Re: Sino Clean Energy, Inc.
      Amendment No. 2 to Registration Statement on Form S-1
      Filed September 3, 2010
      File No. 333-167560

Dear Mr. Ren:

      We have reviewed your registration statement and have the following additional comments.

Prospectus Summary, page 1

Our Industry, page 1

1.   We note your reference in the last sentence of this sub-section to your status as "the largest third-party CWSF producer in China." Please disclose the measure by which you determined this ranking. Please make conforming changes throughout the prospectus (see, e.g., page 39). In addition, please revise your disclosure to briefly explain what you mean by "third-party" in the context of your status as the largest third-party CWSF producer in China.

Company's Strength, page 2

Agreements with Select Strategic Partners, page 3

2.   We note your response to comment two in our letter dated August 10, 2010. As previously requested, please disclose the date as of which Haizhong Boiler's market share was determined.

Item 16. Exhibits and Financial Statement Schedules, page II-3

3.   With respect to Exhibit 5.1, we note that the exhibit index refers to the form of legal opinion but the opinion actually filed has been signed and dated by counsel. Please revise the exhibit index accordingly.

        If you have questions regarding the above comments, please contact Dietrich King, staff attorney, at (202) 551-3338.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director

cc: Tahra Wright, Esq. (Via facsimile 212-859-7354)